UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated December 13, 2012.

Exhibit 99.1

Golar LNG Partners LP: 2012 AGM Results Notification

Golar LNG Partners LP (the "Partnership") advises that the 2012 Annual General Meeting of the Partnership was held on December 13, 2012 at 9:30am at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  The following resolutions were passed:

1.         To elect as a Class I Director of the Partnership, Bart Veldhuizen whose term will expire at the 2013 Annual Meeting;

2.         To elect as a Class II Director of the Partnership, Carl Erik Steen whose term will expire at the 2014 Annual Meeting;

3.         To elect as a Class III Director of the Partnership, Hans Petter Aas whose term will expire at the 2015 Annual Meeting;

4.         To elect as a Class III Director of the Partnership, Paul Leand whose terms will expire at the 2015 Annual Meeting.

5.         To adopt an amendment to section 13.9 of the Partnership's First Amended and Restated Agreement of Limited Partnership to reduce the quorum requirement for any meetings of class or classes of units for which a meeting has been called from a majority to 33 1/3% of such outstanding units of the Partnership.

Golar LNG Partners LP

Hamilton, Bermuda

December 13, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: December 13, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer